UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 15, 2022: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2021.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 15, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2021

Maroussi, Athens, Greece – February 15, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights:

•

Total net revenues of $38.3 million. Net income and net income attributable to common shareholders of $22.7 million or $3.14 and $3.13 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $22.9 million or $3.18 and $3.17 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $26.1 million.

•

An average of 15.01 vessels were owned and operated during the fourth quarter of 2021 earning an average time charter equivalent rate of $29,994 per day.

Full Year 2021 Highlights:

•

Total net revenues of $93.9 million. Net income of $42.9 million; net income attributable to common shareholders (after a $0.3 million dividend on Series B Preferred Shares and a $0.3 million of preferred deemed dividend arising out of the redemption of approximately $8.4 million of Series B Preferred Shares in the first half of 2021) of $42.3 million or $6.06 and $6.05 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $42.0 million or $6.02 and $6.01 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $52.7 million.

•

An average of 14.25 vessels were owned and operated during the year 2021, earning an average time charter equivalent rate of $19,309 per day.

Recent developments

•

On January 28, 2022, we signed a contract for the construction of two additional Eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2023 and first quarter of 2024, respectively. The total consideration for each of these two newbuilding contracts is approximately $43.15 million and will be financed with a combination of debt and equity. The vessels are sisterships of a pair of vessels ordered by Euroseas Ltd. in June 2021.

_____________________________________________

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“The fourth quarter of 2021 was a seminal one for Euroseas as we recorded the highest net income level in our history of about $22.7 million. At the same time, we have chartered about 92% of our available capacity in 2022, about 62% of our available capacity in 2023, and even about 40% of our available days in 2024. The high level of our contracted revenues secures extremely high profitability levels for Euroseas over the next two to three years.”

“In light of the increased environmental regulation that would reduce -on average- the transportation capacity of the existing fleet, we have shifted our strategic focus on how to position Euroseas post-pandemic and beyond. In this context, in January 2022, we placed an order for two more 2,800 teu vessels that we expect to have delivered in the fourth quarter of 2023 and first quarter of 2024. This brings our newbuilding program to four vessels and solidifies our market presence in the large eco feeder sector.”

“The retreat of the containerships rates during November and December 2021 proved to be short-lived. With the turn of the year, containership rates started increasing again and have returned to -and for some segments exceeded- the record high levels set only four months ago in October 2021. We are quite optimistic about the strength of the market over the next couple of years despite the expected easing of the inefficiencies in ports, due to the limited deliveries in the near term and the constraints on effective fleet supply of the emissions regulations from 2023 onwards alongside trade growth which has rebounded from the pandemic lows. We continuously monitor market developments and evaluate investment opportunities focusing on creating consistent returns for our shareholders and exploiting our public listing and increasing liquidity position.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The operating results of the fourth quarter of 2021 reflect the increased levels of charter rates in the containership markets as compared to the same period of 2020, with net income amounting to $22.7 million for the fourth quarter in 2021 compared to a net income of $0.6 million for the fourth quarter of 2020. On average, during the fourth quarter of 2021, our vessels earned approximately 185.7% higher time charter equivalent rates compared to the fourth quarter of 2020.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were higher by 7.6% during the fourth quarter of 2021 compared to the same quarter of last year. The increased operating expenses for the fourth quarter of 2021 are mainly due to higher hull and machinery insurance premiums and the increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions. Adjusted EBITDA during the fourth quarter of 2021 was $26.1 million compared to the $2.1 million achieved in fourth quarter of last year, and it reached $52.7 million versus $11.8 million for the respective twelve-month periods of 2021 and 2020.”

“As of December 31, 2021, our outstanding bank debt (excluding the unamortized loan fees) was $119.0 million, versus restricted and unrestricted cash of approximately $31.5 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $29.3 million (excluding the unamortized loan fees).”

Fourth Quarter 2021 Results:

For the fourth quarter of 2021, the Company reported total net revenues of $38.3 million representing a 217.9% increase over total net revenues of $12.0 million during the fourth quarter of 2020, which was the result of the increased average time charter rates our vessels earned in the fourth quarter of 2021 compared to the corresponding period of 2020. The Company reported net income and net income attributable to common shareholders for the period of $22.7 million, as compared to a net income of $0.6 million and a net income attributable to common shareholders of $0.4 million for the fourth quarter of 2020.

Vessel operating expenses for the same period of 2021 amounted to $8.3 million as compared to $7.5 million for the same period of 2020. The increased amount is mainly due to the higher number of vessels owned and operated in the three months of 2021 compared to the same period of 2020, as well as the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increase in hull and machinery insurance premiums. Drydocking expenses amounted to $1.2 million during the fourth quarter of 2021 comprising the cost of one vessel completing her special survey with drydock. For the same period of 2020 drydocking expenses amounted to $0.1 million comprising the cost of one vessel completing her intermediate survey in-water. Depreciation expense for the fourth quarter of 2021 increased to $2.4 million from $1.6 million in the fourth quarter of 2020, as a result of the increased number of vessels operated and the fact that the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels. General and administrative expenses increased to $1.2 million in the fourth quarter of 2021, as compared to $0.8 million in the fourth quarter of 2020, mainly due to higher executive compensation expenses.

On average, 15.01 vessels were owned and operated during the fourth quarter of 2021 earning an average time charter equivalent rate of $29,994 per day compared to 14.43 vessels in the same period of 2020 earning on average $10,497 per day.

Interest and other financing costs for the fourth quarter of 2021 amounted to $0.78 million compared to $0.81 million for the same period of 2020. This decrease is due to the decrease in the weighted average LIBOR rate, partly offset by the increase in the Company’s average outstanding indebtedness in the current period compared to the same period of 2020.

Adjusted EBITDA1 for the fourth quarter of 2021 was $26.1 million compared to $2.1 million for the corresponding period in 2020.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2021 was $3.14 and $3.13 calculated on 7,210,466 and 7,244,042 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.07 for the fourth quarter of 2020, calculated on 6,149,300 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized loss on derivatives, the amortization of below market time charters acquired and the depreciation charged due to the increased value of the vessel acquired with below market time charter, the adjusted earnings attributable to common shareholders for the quarter ended December 31, 2021 would have been $3.18 and $3.17 per share basic and diluted, respectively, compared to an adjusted loss of $0.16 per share basic and diluted for the quarter ended December 31, 2020, after excluding unrealized gain on derivatives, net gain on sale of vessels, the amortization of below market time charters acquired and the depreciation charged due to the increased value of the vessels acquired with below market time charters. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2021 Results:

For the full year of 2021, the Company reported total net revenues of $93.9 million, representing a 76.2% increase, over total net revenues of $53.3 million during the twelve months of 2020. The Company reported a net income for the year of $42.9 million and a net income attributable to common shareholders of $42.3 million, as compared to a net income of $4.0 million and a net income attributable to common shareholders of $3.3 million for the twelve months of 2020. The results for the twelve months of 2021 include a $0.2 million of amortization of below market time charters acquired and a $0.2 million unrealized gain on derivatives. The results for the twelve months of 2020 included a $1.7 million of amortization of below market time charters acquired, a $0.6 million unrealized loss on derivatives, a $2.5 million net gain on sale of vessels and a $0.1 million loss on write-down of vessel held for sale.

Vessel operating expenses for the twelve months of 2021 amounted to $29.7 million as compared to $32.2 million for the same period of 2020. This decrease in vessel operating expenses is due to the lower average number of vessels operated by the Company in the twelve months of 2021 as compared to the same period of 2020, partly offset by the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increase in hull and machinery insurance premiums. Depreciation expense for the twelve months of 2021 was $7.2 million compared to $6.6 million during the same period of 2020. Although the average number of vessels operating decreased in 2021 as compared to the same period of 2020, the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the  vessels sold during 2020, some of which were also fully depreciated.

Related party management fees for the twelve months of 2021 were $4.3 million compared to $5.3 million for the same period of 2020. This decrease in related party management fees is due to the lower average number of vessels operated by the Company in the twelve months of 2021 as compared to the same period of 2020, as well as due to termination fees paid in 2020 for the vessels sold during last year, in accordance with the management agreement. General and administrative expenses increased to $3.5 million during the twelve months of 2021 as compared to $3.0 million in the last year, mainly due to higher executive compensation expenses.

Drydocking expenses amounted to $4.1 million for the twelve months of 2021 (three vessels passed their special survey with drydock), compared to $0.5 million for the same period of 2020 (one vessel passed her intermediate survey in-water and three vessels passed their special survey in-water).

On average, 14.25 vessels were owned and operated during the twelve months of 2021 earning an average time charter equivalent rate of $19,309 per day compared to 17.23 vessels in the same period of 2020 earning on average $9,445 per day.

Interest and other financing costs for the twelve months of 2021 amounted to $2.8 million compared to $4.1million for the same period of 2020. This decrease is due to the decrease in the weighted average LIBOR rate, partly offset by the increase in the Company’s average outstanding indebtedness in the current period compared to the same period of 2020.

Adjusted EBITDA1 for the twelve months of 2021 was $52.7 million compared to $11.8 million during the twelve months of 2020.

Basic and diluted earnings per share attributable to common shareholders for the twelve months of 2021 was $6.06 and $6.05, calculated on 6,976,905 and 6,993,405 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.58 for the twelve months of 2020, calculated on 5,753,917 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the twelve months of 2021 of the unrealized gain on derivatives, the amortization of the below market time charters acquired, the depreciation charged due to the increased value of the vessel acquired with below market time charter and the net loss on sale of vessel, the adjusted earnings attributable to common shareholders for the year ended December 31, 2021 would have been $6.02 and $6.01 basic and diluted, respectively, compared to adjusted loss of $0.02 per share basic and diluted for 2020, after excluding unrealized loss on derivatives, net gain on sale of vessels, loss on write down of vessel held for sale, amortization of the below market time charters acquired and the depreciation charged due to the increased value of the vessels acquired with below market time charters. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE (*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until Apr-22 then until Mar-26	$160,000 (***) $42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8-12 months option	$11,750 option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22 then until Feb-23 then until Feb-24 then until Feb-25	$18,650 $65,000 $50,000 $20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	16	635,806	50,371

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023
H4236	Feeder	37,237	2,800	Q4 2023
H4237	Feeder	37,237	2,800	Q1 2024

Notes:

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

(***) The previous charter of M/V Synergy Oakland of $202,000/day exceeded its maximum duration by about 25 days due to port delays with payment of the higher ($202,000/day) rate to the Company continuing during the extension. However, the extension resulted in the loss of the subsequent short-term charter of $130,000/day that was to be performed before the 4-year charter starts. The vessel, after an idle period of 15 days, was chartered for a single voyage charter at $160,000/day after the completion of which it will commence the 4-yr charter; the new charter arrangements will result in about the same average rate and total revenues as the original arrangements.

  Summary Fleet Data:

	Three Months, Ended December 31, 2020	Three Months, Ended December 31, 2021	Twelve Months, Ended December 31, 2020	Twelve Months, Ended December 31, 2021
FLEET DATA
Average number of vessels (1)	14.43	15.01	17.23	14.25
Calendar days for fleet (2)	1,328.0	1,381.0	6,306.0	5,203.0
Scheduled off-hire days incl. laid-up (3)	73.1	31.1	283.4	88.4
Available days for fleet (4) = (2) - (3)	1,254.9	1,349.9	6,022.6	5,114.6
Commercial off-hire days (5)	18.5	-	150.6	-
Operational off-hire days (6)	46.6	20.5	118.1	77.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,189.8	1,329.4	5,753.9	5,037.4
Fleet utilization (8) = (7) / (4)	94.8%	98.5%	95.5%	98.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.5%	100.0%	97.5%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	96.3%	98.5%	98.0%	98.5%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	10,497	29,994	9,445	19,309
Vessel operating expenses excl. drydocking expenses (12)	6,586	6,807	5,949	6,541
General and administrative expenses (13)	578	901	482	671
Total vessel operating expenses (14)	7,164	7,708	6,431	7,212
Drydocking expenses (15)	75	866	85	787

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or with vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method, divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Tuesday, February 15, 2022 at 10:30 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr  and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter ended December 31, 2021 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2020	2021	2020	2021

Revenues
Time charter revenue	12,532,549	39,999,276	55,681,124	97,979,667
Commissions	(499,174)	(1,745,138)	(2,378,007)	(4,085,717)
Net revenues	12,033,375	38,254,138	53,303,117	93,893,950

Operating expenses/ (income)
Voyage expenses	43,467	124,742	1,334,259	713,448
Vessel operating expenses	7,501,283	8,307,463	32,219,689	29,739,437
Drydocking expenses	99,093	1,195,712	536,199	4,094,693
Vessel depreciation	1,604,139	2,413,569	6,605,976	7,203,198
Related party management fees	1,244,394	1,093,684	5,293,199	4,294,789
Net (gain) / loss on sale of vessels	(1,148,720)	-	(2,453,736)	9,417
General and administrative expenses	767,229	1,244,023	3,041,435	3,491,120
Other operating income	-	-	(2,687,205)	(1,298,318)
Loss on write down of vessel held for sale	-	-	121,165	-
Total operating expenses, net	10,110,885	14,379,193	44,010,981	48,247,784

Operating income	1,922,490	23,874,945	9,292,136	45,646,166

Other (expenses)/ income
Interest and other financing costs	(805,076)	(776,652)	(4,125,150)	(2,779,729)
Loss on debt extinguishment	(491,571)	-	(491,571)	-
Loss on derivatives, net	(23,357)	(448,449)	(587,988)	(27,141)
Foreign exchange (loss) / gain	(20,469)	26,497	(63,007)	34,418
Interest income	820	541	17,011	3,510
Other expenses, net	(1,339,653)	(1,198,063)	(5,250,705)	(2,768,942)
Net income	582,837	22,676,882	4,041,431	42,877,224
Dividend Series B Preferred shares	(168,676)	-	(693,297)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)
Net income attributable to common shareholders	414,161	22,676,882	3,348,134	42,276,477
Weighted average number of shares outstanding, basic	6,149,300	7,210,466	5,753,917	6,976,905
Earnings per share attributable to common shareholders - basic	0.07	3.14	0.58	6.06
Weighted average number of shares outstanding, diluted	6,149,300	7,244,042	5,753,917	6,993,405
Earnings per share attributable to common shareholders - diluted	0.07	3.13	0.58	6.05

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2020		December 31, 2021
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	3,559,399	26,530,944
Trade accounts receivable, net	2,013,023	1,274,729
Other receivables	1,866,624	1,722,885
Inventories	1,662,422	2,185,740
Restricted cash	345,010	167,285
Prepaid expenses	244,315	382,729
Derivatives	-	540,753
Total current assets	9,690,793	32,805,065

Fixed assets:
Vessels, net	98,458,447	176,286,989
Long-term assets:
Advances for vessels under construction	-	7,615,958
Restricted cash	2,433,768	4,800,000
Total assets	110,583,008	221,508,012

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	20,645,320	29,034,049
Related party loan, current	2,500,000	-
Trade accounts payable	2,854,377	2,804,194
Accrued expenses	1,300,420	1,702,925
Accrued preferred dividends	168,676	-
Deferred revenue	949,364	3,293,986
Derivatives	203,553	-
Due to related company	24,072	309,969
Total current liabilities	28,645,782	37,145,123
Long-term liabilities:
Long -term bank loans, net of current portion	46,220,028	89,004,951
Derivatives	362,195	952,666
Fair value of below market time charters acquired	-	17,634,812
Total long-term liabilities	46,582,223	107,592,429
Total liabilities	75,228,005	144,737,552
Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 and nil issued and outstanding, respectively)	8,019,636	-
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,294,541 issued and outstanding, respectively)	201,268	218,836
Additional paid-in capital	257,467,980	264,609,028
Accumulated deficit	(230,333,881)	(188,057,404)
Total shareholders’ equity	27,335,367	76,770,460
Total liabilities, mezzanine and shareholders' equity	110,583,008	221,508,012

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2021

Cash flows from operating activities:
Net income	4,041,431	42,877,224
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	6,605,976	7,203,198
Amortization and write off of deferred charges	288,163	223,492
Share-based compensation	121,631	182,324
Gain on hull & machinery claim	(2,687,205)	-
Net (gain) / loss on sale of vessels	(2,453,736)	9,417
Loss on write down of vessel held for sale	121,165	-
Amortization of fair value of below market time charters acquired	(1,714,370)	(232,390)
Unrealized loss / (gain) on derivatives	565,748	(153,835)
Loss on debt extinguishment	491,571	-
Changes in operating assets and liabilities	(2,950,997)	2,517,236
Net cash provided by operating activities	2,429,377	52,626,666

Cash flows from investing activities:
Cash paid for vessels under construction	-	(7,615,958)
Cash paid for vessel acquisitions and capitalized expenses	-	(65,523,144)
Cash paid for vessel improvements	(667,069)	(974,058)
Proceeds from sale of vessels	14,622,768	-
Insurance proceeds	2,343,608	-
Net cash provided by / (used in) investing activities	16,299,307	(74,113,160)

Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	715,550	743,553
Preferred dividends paid	(320,877)	(424,000)
Loan arrangement fees paid	-	(758,000)
Offering expenses paid	(184,321)	(123,167)
Proceeds from long- term bank loans	-	75,500,000
Repayment of long-term bank loans	(17,905,920)	(23,791,840)
Repayment of related party loan	(625,000)	(2,500,000)
Net cash (used in) / provided by financing activities	(18,320,568)	46,646,546

Net increase in cash, cash equivalents and restricted cash	408,116	25,160,052
Cash, cash equivalents and restricted cash at beginning of year	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of year	6,338,177	31,498,229

  Cash breakdown

Cash and cash equivalents	3,559,399	26,530,944
Restricted cash, current	345,010	167,285
Restricted cash, long term	2,433,768	4,800,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	6,338,177	31,498,229

Euroseas Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2021
Net income	582,837	22,676,882	4,041,431	42,877,224
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	1,295,827	776,111	4,599,710	2,776,219
Vessel depreciation	1,604,139	2,413,569	6,605,976	7,203,198
Net (gain) / loss on sale of vessels	(1,148,720)	-	(2,453,736)	9,417
Loss on write down of vessel held for sale	-	-	121,165	-
Amortization of below market time charters acquired	(240,639)	(232,390)	(1,714,370)	(232,390)
Loss on interest rate swap derivatives	23,357	448,449	587,988	27,141
Adjusted EBITDA	2,116,801	26,082,621	11,788,164	52,660,809

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, loss on interest rate swap derivatives, net (gain) / loss on sale of vessels, amortization of below market time charters acquired and loss on write down of vessel held for sale. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, amortization of below market time charters acquired, loss on interest rate swaps, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2021
Net income	582,837	22,676,882	4,041,431	42,877,224
Unrealized (gain) / loss on derivatives	(17,102)	398,797	565,748	(153,835)
Net (gain)/ loss on sale of vessels	(1,148,720)	-	(2,453,736)	9,417
Loss on write down of vessel held for sale	-	-	121,165	-
Amortization of below market time charters acquired	(240,639)	(232,390)	(1,714,370)	(232,390)
Depreciation charged due to increase in vessel value from below market time charter acquired	24,455	99,941	125,403	99,941
Adjusted net (loss) / income	(799,169)	22,943,230	685,641	42,600,357
Preferred dividends	(168,676)	-	(693,297)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)
Adjusted net (loss) / income attributable to common shareholders	(967,845)	22,943,230	(7,656)	41,999,610
Adjusted (loss) / earnings per share, basic	(0.16)	3.18	(0.00)	6.02
Weighted average number of shares, basic	6,149,300	7,210,466	5,753,917	6,976,905
Adjusted (loss) / earnings per share, diluted	(0.16)	3.17	(0.00)	6.01
Weighted average number of shares, diluted	6,149,300	7,244,042	5,753,917	6,993,405

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized (gain) / loss on derivatives, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale, amortization of below market time charters acquired, and depreciation charged due to increase in vessel value from below market time charter acquired. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale, amortization of below market time charters acquired and depreciation charged due to increase in vessel value from below market time charter acquired, which items may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 10 Feeder containerships and 6 Intermediate Container carriers. Euroseas 16 containerships have a cargo capacity of 50,371 teu. After the delivery of four feeder containership newbuildings in 2023 and the first half of 2024, Euroseas’ fleet will consist of 20 vessels with a total carrying capacity of 61,571 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 9374737